March 31, 2016

Via FedEx and EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Attention: Suzanne Hayes

Re:	Vical Incorporated
Preliminary Proxy Statement on Schedule 14A
Filed March 23, 2016
File No. 000-21088

Dear Ms. Hayes:

We are writing in response to comments received from the staff of the Commission (the “Staff”) by letter dated March 31, 2016 (the “Comment Letter”) with respect to the Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy”) of Vical Incorporated (the “Company”) filed with the Securities and Exchange Commission (the “Commission”) on March 23, 2016. The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience.

The Company acknowledges that (1) it is responsible for the adequacy and accuracy of the disclosures in the Preliminary Proxy, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Preliminary Proxy and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Staff Comments and Company Responses

Preliminary Proxy filed March 23, 2016.

Proposal 2 - Approval of An Amendment to the Company’s Amended and Restated Certificate of Incorporation to Effect a Reverse Stock Split, page 30.

1.	Please amend your disclosure to state whether or not you have any plans, arrangements, understanding or commitments for the newly-authorized but unissued common shares that will result from a reverse stock split. If you have any such plans, etc., please describe them in this proposal.

Response: In response to the Staff’s comments, the Company has amended the Preliminary Proxy statement to include the following language in the second paragraph on page 30.

•	We do not have any plans, arrangements, understanding or commitments for the newly-authorized but unissued common shares that will result from a reverse stock split.

The Company respectfully requests the Staff’s assistance in completing the review of the Company’s response as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review.

Sincerely,

Vical Incorporated

/s/ Anthony A. Ramos
Anthony A. Ramos Vice President Finance, Chief Accounting Officer

cc:	Vijay B. Samant, Vical Incorporated
Frederick T. Muto, Cooley LLP
Sean M. Clayton, Cooley LLP

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